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                               September 19, 2023

       Christina L. Zamarro
       Chief Financial Officer
       The Goodyear Tire & Rubber Company
       200 Innovation Way
       Akron, Ohio 44316-0001

                                                        Re: The Goodyear Tire &
Rubber Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 13,
2023
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2023
                                                            Filed August 3,
2023
                                                            File No. 001-01927

       Dear Christina L. Zamarro:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended June 30, 2023

       Notes to Consolidated Financial Statements, page 7

   1. We note in your recent 10-K disclosures that at October 31, 2022, after considering the results of your most
recent quantitative annual testing for each reporting unit and indefinite-lived
intangible asset, results of valuations related to the acquisition of Cooper
                                                        Tire, the capital
markets environment, macroeconomic conditions, tire industry competition and trends,
our results of operations, and other factors, you concluded that it was not more likely
than not that the fair values of your reporting units or indefinite-lived intangible assets were
less than their respective carrying values and, therefore, did not perform a quantitative
analysis. We further note in your 10-Q for the period ended June
                                                        30, 2023, we note that
your results of operations during the second and first six months of
                                                        2023 reflected a
difficult macroeconomic environment including a softening
 Christina L. Zamarro
The Goodyear Tire & Rubber Company
September 19, 2023
Page 2
         industry demand, lower volumes, inflationary impacts as well as other factors and that your net book value currently exceeds your market capitalization. However, we noted no revisions to your disclosures related to goodwill under critical accounting estimates in
         MD&A in subsequent quarterly filings that address these factors. Please revise future filings to address if and how these factors impacted your determination to test goodwill for impairment as of an interim date and, if not, explain why not. Please also revise future filings to explain if and how you consider market capitalization in determining the estimated fair values of reporting units. Refer to ASC 350-20-35-
         3C, ASC 350-20-35-22 to 24, and ASC 350-20-35-30.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Melissa Gilmore at
(202) 551-
3777 with any questions.



FirstName LastNameChristina L. Zamarro                       Sincerely,
Comapany NameThe Goodyear Tire & Rubber Company
                                                             Division of
Corporation Finance
September 19, 2023 Page 2                                    Office of
Manufacturing
FirstName LastName